TD ASSET MANAGEMENT USA FUNDS INC.
Shareholder Voting Results   April 30, 2011
(Unaudited)
A meeting of the Nominating Committee of the Board
(the Committee) of TD Asset Management USA Funds
Inc. (the Company), a corporation organized under the laws of the State of Maryland, was held telephonically on November 5, 2010, pursuant to notice duly given (the Meeting). The Committee unanimously adopted the following resolutions: (i) that the Committee hereby recommends that the Board nominate Peter B.M. Eby, Donald J. Herrema, James E.
Kelly, Lawrence J. Toal and Barbara F. Palk as
Directors of the Board, and authorizes and instructs that such individuals be submitted to stockholders as nominees for election as Directors; (ii) and that the Committee hereby recommends that George F.
Staudter be conferred with director emeritus status effective upon the earlier of the election of the new slate of Directors or December 31, 2010.